Mail Stop 6010
      July 15, 2005

By U.S. Mail and Facsimile to (630) 562-2431

Mr. Jeff Figlewicz
Corporate Controller
M Wave, Inc.
475 Industrial Drive
West Chicago, IL 60185

RE: 	M Wave, Inc.
      Form 8-K dated June 29, 2005
      File No.  000-19944

Dear Mr. Figlewicz:

      We have limited our review of your filing to the issue addressed in the following comment, in addition to the issues in our letter dated July 13, 2005. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated June 29, 2005
1. We note the Item 5.02 8-K filed on July 6, 2005 disclosing the resignation of Thomas K. Cox as director. We have been advised that there may have been a disagreement with the registrant known to an executive officer of the registrant on a matter or matters relating to the registrant`s operations, policies or practices. If so, please file an amended Form 8-K with the disclosure required by Item 5.02(a)(1)(iii). If not, please advise us of the circumstances surrounding the resignation.

*  *  *

	Please respond to this comment and those in our letter dated July 13, 2005 within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amended filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment above, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Eric Atallah at (202) 551-3663 or Jay Webb,
Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.
Please contact Adelaja Heyliger at (202) 551-3636 or me at (202)
551-
3617 with any other questions.


      								  Sincerely,



								  Russell Mancuso
								  Branch Chief
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Jeff Figlewicz
M Wave, Inc.
July 15, 2005
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